The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

May 31, 2019

VIA EDGAR TRANSMISSION

Valerie Lithotomos

Megan Miller

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) Registration Statement on Form N-14 File No.: 333-230834

Dear Ms. Lithotomos and Ms. Miller:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services regarding the Company’s Registration Statement on Form N-14 (the “Registration Statement”) filed on April 12, 2019. The Registration Statement discusses the reorganization transaction pursuant to which the MFAM Global Opportunities Fund, a series of the Company (the “Acquiring Fund”), proposes to acquire all of the assets of, and assume all of the liabilities of, the MFAM Emerging Markets Fund, a separate series of the Company (the “Acquired Fund”).

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response.

1.           Questions and Answers – Question 1

Staff Comment: The third sentence of the second paragraph states that shareholders are not being asked to provide a proxy. Please add additional disclosure stating why a proxy is not being requested.

Response: The Company will make the requested change.

2.           Questions and Answers – Question 5

Staff Comment: Please add disclosure stating that prior to the Reorganization, the Acquired Fund will identify and sell any securities so that it complies with the investment strategy of the Acquiring Fund.

Response: The Company will make the requested change.

3.           Combined Prospectus/Information Statement – Section I.D.1.

Staff Comment: Please highlight that the Acquired Fund invests a higher percentage of its net assets in securities of emerging markets issuers than the Acquiring Fund.

Response: The Company will make the requested change.

4.           Combined Prospectus/Information Statement – Section III.A.

Staff Comment: Please confirm that the fee table shows the current fees for the Acquiring Fund and the Acquired Fund.

Response: The Company supplementally confirms that the fee table shows the current fees for the Acquiring Fund and the Acquired Fund, and as such no further disclosure is required.

5.           Combined Prospectus/Information Statement – Section III.A.

Staff Comment: Please ensure that the contractual expense limitation agreement extends for at least one year from the date of the Combined Prospectus/Information Statement.

Response: The Company will extend the term of the contractual expense limitation agreement.

6.           Combined Prospectus/Information Statement – Section III.B.

Staff Comment: Please confirm that the expense example reflects the information presented in the fees and expenses table.

Response: The Company supplementally confirms that the expense example reflects the information presented in the fees and expenses table.

7.           Combined Prospectus/Information Statement – Section IV.G.

Staff Comment: Please present the capitalization table as of a date within 30 days of the filing date.

Response: The Company will make the requested change.

8.           Combined Prospectus/Information Statement – Section IV.G.

Staff Comment: Please disclose in a footnote the reason for the pro forma adjustments column.

Response: The Company will make the requested change.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Salvatore Faia, The RBB Fund, Inc.
Denise Coursey, Motley Fool Asset Management, LLC
Jillian Bosmann, Drinker Biddle & Reath LLP

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